Mail Stop 4720   March 26, 2010

Robert C. Bishop, Ph.D.
Chairman and Chief Executive Officer
AutoImmune Inc.
1199 Madia Street
Pasadena, CA 91103

> **Re:** **AutoImmune Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2010**
> **File No. 000-20948**

Dear Dr. Bishop:

This is to advise you that we have limited our review of the above proxy statement to the issues identified below.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Proposal No. 2: Approval and Adoption of the First Amended and Restated Bye-laws

1. Per Item 14(b)(8) and (c) of Schedule 14A, as well as Instruction 4 to Item 14, it appears that financial statements as of December 31, 2009 and related financial information are required. Please revise your filing to include this information or tell us why it is not required.

As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label

Robert C. Bishop, Ph.D.
AutoImmune Inc.
March 26, 2010
Page 2

CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joel Parker at (202) 551-3651 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director